CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

As confidentially submitted to the Securities and Exchange Commission on January 12, 2026.
This draft registration statement has not been publicly filed with the United States Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Medicus Pharma Ltd.
(Exact name of registrant as specified in its charter)

Ontario, Canada	98-1778211
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

300 Conshohocken State Rd., Suite 200

W. Conshohocken, PA 19428

Telephone: (610) 636-0184

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dr. Raza Bokhari
Medicus Pharma Inc.

300 Conshohocken State Road, Suite 200

Conshohocken, PA 19428

Telephone (610) 540-7515

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Christopher J. Cummings
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY
10019-6064
Telephone: (212) 373-3000
Facsimile: (212) 757-3990

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 12, 2026

Preliminary Prospectus

Up to 4,020,000 Common Shares

Medicus Pharma Ltd.

This prospectus relates to the sale from time to time of up to 4,020,000 common shares of Medicus Pharma Ltd. (the "Company"), no par value (the "common shares"), issuable from time to time upon the exercise of up to 4,020,000 warrants to purchase common shares by Armistice Capital Master Fund Ltd. (the "Selling Shareholder" or "Armistice") (the "Private Warrants"). Each Private Warrant is immediately exercisable (or, if applicable, following the Shareholder Approval Date (as defined herein)) for one of our common shares at an exercise price of $2.00 and will expire on June 5, 2031.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our common shares by the Selling Shareholder. Information regarding the Selling Shareholder, the number of common shares that may be sold by them and the times and manner in which they may offer and sell the common shares under this prospectus is provided under the sections titled "Selling Shareholder" and "Plan of Distribution" on pages 15 and 17, respectively, of this prospectus. We have not been informed by the Selling Shareholder that they intend to exercise any Private Warrants or sell their common shares covered by this prospectus and do not know when or in what amounts, if any, the Selling Shareholder may offer the common shares for sale. The Selling Shareholder may sell any, all, or none of the common shares offered by this prospectus.

Neither the Company nor any Selling Shareholder has any current arrangements nor entered into any agreements with any underwriters, broker-dealers or selling agents for the sale of the common shares hereby registered.

______________________________

Our common shares and public warrants, with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants") are listed on The Nasdaq Capital Market ("Nasdaq"), under the symbols "MDCX" and "MDCXW," respectively. The Private Warrants do not trade on any U.S. securities exchange.

The closing prices of our common shares and Public Warrants on Nasdaq on January 9, 2026 were $1.55 and $0.82, respectively.

We are an "emerging growth company" and a "smaller reporting company" under applicable U.S. Securities and Exchange Commission ("SEC") rules and will be eligible for reduced public company disclosure requirements. See "Prospectus Summary-Implications of Being an Emerging Growth Company" and "Prospectus Summary-Implications of Being a Smaller Reporting Company."

______________________________

Investing in our securities involves risks. See "Risk Factors" beginning on page 10 of this prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                            , 2026.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

TABLE OF CONTENTS

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

ABOUT THIS PROSPECTUS

This prospectus is part of the registration statement that we filed with the SEC pursuant to which the Selling Shareholder named herein may, from time to time, offer and sell or otherwise dispose of the common shares covered by this prospectus. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus.

You should read both this prospectus as well as the information contained in the documents incorporated by reference herein and the additional information described in this prospectus under the headings "Where You Can Find More Information" and "Information Incorporated by Reference" before investing in our common shares. These documents contain important information that you should consider when making your investment decision. This prospectus describes the terms of this offering of common shares and also adds to and updates information contained in the documents incorporated by reference into this prospectus. To the extent there is a conflict between the information contained in this prospectus or any document incorporated by reference herein filed prior to the date of this prospectus, you should rely on the information in this prospectus; provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date - for example, a document incorporated by reference in this prospectus - the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained or incorporated herein by reference in this prospectus. We have not authorized any other person to provide you with any information that is different. If anyone provides you with different, additional or inconsistent information, you should not rely on it.

Our securities are being offered only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in the prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

In this prospectus, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," the "Company" and "Medicus" refer to the consolidated operations of Medicus Pharma Ltd. and its subsidiaries.

We have authorized only the information contained or incorporated by reference in this prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information that is different. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus or the date of any sale of our common shares.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus, including the information incorporated by reference herein, contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus and documents incorporated by reference in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of them by, any other companies.

MARKET, INDUSTRY AND OTHER DATA

This prospectus, including the information incorporated by reference herein, contains estimates, projections and other information concerning our industry, our business, and the markets for certain products and services, including data regarding the estimated size of those markets and their projected growth rates. Information that is based on estimates, forecasts, projections or similar methodologies is based on a number of assumptions and is inherently subject to uncertainties, including those described in "Risk Factors" and elsewhere in this prospectus and documents incorporated by reference in this prospectus, and actual events or circumstances may differ materially from events and circumstances reflected in this information. You are cautioned not to give undue weight to such estimates, projections and other information.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein include forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "believe", "anticipate", "intend", "expect", "target", "goal", "estimate", "plan", "assume", "may", "will", "predict", "project", "would", "could" and similar expressions or the negative of such terms are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements included or incorporated by reference in this prospectus include, but are not limited to, statements about:

  our financial results, including our ability to continue as a going concern, generate earnings and achieve and sustain profitability, which may vary significantly from forecasts and from period to period;

  the progress, timing and completion of our research, development and preclinical studies and clinical trials for our products and product candidates;

  our ability to successfully integrate Antev Limited ("Antev") into our business and operations, successfully develop Teverelix (as defined herein) and realize the benefits currently anticipated from the transaction;

  our ability to market, commercialize, achieve market acceptance for and sell our products and product candidates;

  our ability to develop, manage and maintain our direct sales and marketing organizations;

  our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing;

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

  market risks regarding consolidation in the healthcare, pharmaceutical and biotech/life sciences industry;

  the willingness of healthcare providers to purchase our products if coverage, reimbursement and pricing from third party payors for procedures using our products significantly declines;

  our ability to adequately protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

  the market price of our securities may be volatile and fluctuate substantially, which could cause the value of your investment to decline;

  the fact that product quality issues or product defects may harm our business;

  any product liability claims; and

  the regulatory, legal and certain operating risks that our operations subject us to.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus and in the documents incorporated by reference herein, particularly the factors described in the "Risk Factors" section of this prospectus and the factors under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024 (the "Annual Report"), incorporated by reference herein, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.

You should read this prospectus and the documents incorporated by reference herein, completely and with the understanding that our actual future results may be materially different from what we expect. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including those listed in the section of this prospectus entitled "Risk Factors", in the section entitled "Risk Factors" in our Annual Report and in our other filings which are incorporated by reference herein.

Any forward-looking statement made by us is based on information available to us at the time of such statement and speaks only as of the date on which it was made. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and in the documents we incorporate by reference herein. This summary does not contain all of the information you should consider before investing in our common shares. You should read this entire prospectus carefully, especially the risks of investing in our common shares discussed under "Risk Factors" beginning on page 10 of this prospectus and under similar sections of the other periodic reports incorporated herein by reference. See "Where You Can Find More Information" and "Information Incorporated by Reference."

The Company

We are a clinical-stage, multi-strategy, life science and biotech company focused on investing in and  accelerating the clinical development programs of novel and disruptive therapeutic assets. Currently, we are  developing two products, SkinJectTM ("SkinJectTM"), with an indication for basal cell carcinoma, and Teverelix trifluoroacetate ("Teverelix", and together with SkinJectTM, the "Products").

Through our wholly owned subsidiary, SkinJect, Inc. ("SkinJect"), we focus on the development of our in-licensed drug device combination product using novel dissolvable microneedle arrays for the treatment of non-melanoma skin cancers. Our combination product candidate is a doxorubicin tip-loaded microneedle arrays ("D-MNA") filed with the Food and Drug Administration (the "FDA") under an Investigational New Drug Application and is regulated by the Center for Drug Evaluation and Registration ("CDER"), Oncology Division.

Prior to the Company's acquisition of SkinJect, our business was undertaken by SkinJect as a stand-alone entity. References to our business as conducted at a date prior to the completion of the Business Combination (as defined below) relate to the business undertakings of SkinJect.

For information on the Business Combination, see "Corporate History and Information."

We are subject to significant risks and uncertainties, including those related to our limited operating history, our lack of historical earnings, and the fact that the Products are novel technologies for which regulatory approval might not be achieved. For more information, see "Risk Factors."

Our Strategy

Our principal purpose is to advance the clinical development program of the Products, which include SkinJectTM a novel, minimally invasive treatment for basal cell carcinoma and potentially other common forms of non-melanoma skin cancer and Teverelix, a next generation gonadotrophin-releasing hormone ("GnRH") antagonist that is a potentially first in market product for cardiovascular high-risk prostate cancer patients and patients with first acute urinary retention ("AUR") episodes due to enlarged prostate. We also seek to opportunistically identify, evaluate and acquire accretive assets, properties or businesses.

SkinJectTM is considered an Investigational New Drug ("IND") by the FDA. In January 2024, we submitted to the FDA a Phase 2 IND clinical protocol to non-invasively treat basal cell carcinoma of the skin using the Product. The clinical protocol was updated in July 2024.

We may also trial SkinJectTM on other forms of skin cancer beyond basal cell carcinoma. Specifically, it may be trialed against squamous cell carcinoma, cutaneous T-cell lymphoma, as well as pre-cancerous lesions, among other clinical indications, subject to the Company having the capital resources available to do so, without any need to amend or expand the scope of the Company's existing licenses.

In addition, our business strategy includes the opportunistic acquisition of other accretive clinical stage life sciences and biotechnology companies. For example, in August 2025, we acquired 98.6% of the issued and outstanding shares of Antev, a UK-based late clinical-stage drug development company which is developing Teverelix.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Our Strengths

Our key competitive strengths include:

  A senior management team, led by Dr. Raza Bokhari, that has deep experience in medicine and pharmaceutical science as well as a proven track record in business development and entrepreneurship.

  Successful completion of a Phase 1 study of SkinJectTM.

  Potential to treat a range of other common non-melanoma skin cancers as well as pre-cancerous lesions.

  Potential for Teverelix to be a first in market product for cardiovascular high-risk prostate cancer patients and patients with first AUR episodes due to enlarged prostate.

Corporate Structure

An organizational chart showing our basic corporate structure is set forth below (SkinJect and Medicus Pharma Inc. are 100% owned and Antev is 98.6% owned by Medicus Pharma Ltd.):

Corporate History and Information

Our company (formerly, Interactive Capital Partners Corporation) was incorporated pursuant to the Business Corporations Act (Ontario) on April 30, 2008 under the name Interactive Capital Partners Corporation. Prior to the Business Combination (as defined below), the Company existed as a shell company and had no business operations.

On September 29, 2023, the Company completed a business combination (the "Business Combination") with SkinJect, a company existing under the laws of Pennsylvania. The Business Combination was completed pursuant to a business combination agreement dated May 12, 2023, as amended, among the Company, SkinJect and RBx Capital, LP ("RBx"), an investment entity owned and managed by Dr. Raza Bokhari, and resulted in a reverse takeover of Interactive Capital Partners Corporation (the Company as it existed prior to the Business Combination) by the former shareholders of SkinJect, with SkinJect becoming a wholly owned operating subsidiary of the Company, and the Company being renamed "Medicus Pharma Ltd." The structure of the Business Combination is commonly used by companies seeking to become reporting issuers in Canada, as it allows the combined entity to be listed on the TSX Venture Exchange (the "TSXV") at relatively low cost while completing a concurrent equity financing. SkinJect and RBx structured the Business Combination as a reverse takeover for these reasons.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

On October 11, 2023, the Company (as it exists after the Business Combination) commenced trading on the TSXV. On November 15, 2024, we completed our initial public offering in the United States and our common shares and our outstanding public warrants to purchase common shares, issued as a component of the units sold by the Company in its U.S. initial public offering with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants"), began trading on Nasdaq under the symbols "MDCX" and "MDCXW", respectively. Effective on February 21, 2025, the Company's common shares were voluntarily delisted from the TSXV. The common shares continue to be listed on Nasdaq.

On August 29, 2025, the Company completed the acquisition of 98.6% of the issued and outstanding shares of Antev, a company incorporated under the laws of England and Wales.

The Company's registered and head office is located at One First Canadian Place, 100 King Street West, Suite 3400, Toronto, Ontario M5X 1A4, Canada.

We lease U.S. office space in Conshohocken, Pennsylvania to operate the businesses of our U.S. subsidiaries, Medicus Pharma Inc. and SkinJect, Inc. We also lease office space in Weybridge, U.K. to operate the business of our subsidiary Antev.

Our website address is www.medicuspharma.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase our securities.

Warrant Inducement Agreement

On December 5, 2025, we entered into a warrant inducement agreement with an institutional investor (the "Warrant Inducement Agreement"), pursuant to which the investor agreed to exercise existing warrants to purchase up to 2,680,000 of the Company's common shares issued on July 14, 2025 with an amended exercise price of $1.92 per common share, in consideration for receiving 4,020,000 Private Warrants with an exercise price of $2.00 per common share. If the Company determines that shareholder approval is required in accordance with Nasdaq rules for the issuance of common shares upon exercise of the Private Warrants, then the Private Warrants will only become exercisable following the date of shareholder approval with respect to the issuance of common shares underlying the Private Warrants (the "Shareholder Approval Date"), otherwise the Private Warrants are exercisable immediately.  In accordance with the Warrant Inducement Agreement, the investor exercised its existing warrants for cash, for gross proceeds of approximately $5.1 million to the Company. Pursuant to the Warrant Inducement Agreement, the registration statement of which this prospectus forms a part, is being filed to register for sale by the Selling Shareholder the 4,020,000 common shares issuable from time to time upon the exercise of Private Warrants

Recent Developments

On October 22, 2025, the Company announced the enrollment of the first patient in the SKNJCT-004 phase 2 clinical study, to non-invasively treat basal cell carcinoma ("BCC") of the skin.

On October 29, 2025, the Company announced a strategic collaboration with the Gorlin Syndrome Alliance ("GSA") to advance compassionate access to SkinJect™ for patients suffering from Gorlin Syndrome, also known as nevoid basal cell carcinoma syndrome. Under the collaboration, the Company and the GSA will jointly pursue the Expanded Access IND Program with the FDA to allow patients with multiple, recurrent, or inoperable BCCs to access SkinJect™ under physician-supervised treatment protocols.

On November 13, 2025, the Company announced that it has received full regulatory and ethical approvals in the United Kingdom to expand its ongoing Phase 2 clinical study (SKNJCT-003) evaluating D-MNA to non-invasively treat BCC.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

On November 17, 2025, the Company announced that it has submitted an FDA commissioner's national priority voucher application on behalf of (SKNJCT-003) D-MNA to non-invasively treat BCC of the skin.

Effective on November 28, 2025, James Quinlan, Chief Financial Officer of the Company, resigned as an officer and an employee of the Company. Mr. Quinlan had been on a medical leave of absence since September 12, 2025. Effective on December 1, 2025, Carolyn Bonner, President of the Company as well as Acting Chief Financial Officer of the Company since September 12, 2025 in Mr. Quinlan's absence, was appointed as Chief Financial Officer of the Company. Ms. Bonner will also continue to serve as President of the Company, a role she has held since September 2023.

On December 15, 2025, the Company announced that its Phase 2 clinical study (SKNJCT-003) evaluating safety and efficacy of D-MNA to non-invasively treat nodular BCC of the skin, has successfully completed enrolment of ninety (90) patients in the United States.

On December 22, 2025, the Company announced that it has entered into a non-binding letter of intent with Reliant AI Inc., a decision-intelligence company for the life sciences, specializing in generative AI, to collaborate on the development of an artificial-intelligence-powered data analytics platform designed to support clinical trial execution through data-driven insights.

On December 29, 2025, we entered into an equity distribution agreement with Maxim Group LLC and Yorkville Securities, LLC, an affiliate of Yorkville (as defined below) as agents, whereby the agents may sell up to $15.3 million of our common shares as part of an at-the-market program (the "ATM").

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As an emerging growth company we expect to take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include, but are not limited to:

  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley Act");

  reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

  an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.235 billion or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we intend to take advantage of an extended transition period for complying with new or revised accounting standards as permitted by the JOBS Act. We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information in this prospectus and that we provide to our shareholders in the future may be different than what you might receive from other public reporting companies in which you hold equity interests.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Implications of Being a Smaller Reporting Company

Additionally, we are a "smaller reporting company," meaning that the market value of our common shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this transaction is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. As such, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation. We may continue to be a smaller reporting company as long as either (i) the market value of our common shares held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
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 THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our securities. You should carefully read this entire prospectus before investing in our securities, including "Risk Factors" and our consolidated financial statements.

Issuer	Medicus Pharma Ltd.

Securities offered by the Selling Shareholder	4,020,000 common shares underlying the Private Warrants

Terms of the offering	The Selling Shareholder will determine when and how it will dispose of any common shares registered under this prospectus for sale.

Common shares to be outstanding	29,196,303 common shares

Use of Proceeds	We will not receive any proceeds from the sale of the common shares offered by this prospectus by the Selling Shareholder. However, we may receive up to $8,040,000 in aggregate gross proceeds from the exercise of Private Warrants from time to time by the Selling Shareholder. This prospectus does not relate to the exercise of such Private Warrants.

Voting rights	Each outstanding common share will be entitled to one vote on all matters submitted to a vote of shareholders.

Listing	Our common shares are listed on the Nasdaq under the symbol "MDCX".

Dividend policy	We do not anticipate that we will declare or pay dividends in the foreseeable future on our common shares. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors.

Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our securities.

Except as otherwise noted, all information contained in this prospectus assumes no exercise of our outstanding options (as described herein) or warrants (other than the Private Warrants), and no sales under the ATM and the SEPA (as defined herein). The number of common shares that will be outstanding after this offering is based on 25,176,303 common shares outstanding as of January 8, 2026, and assumes the complete exercise of all of the Private Warrants.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
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RISK FACTORS

Before you make a decision to invest in our securities, you should consider carefully the risks described below, together with other information in this prospectus and the information incorporated by reference herein, including any risk factors contained in our Annual Report, Quarterly Reports on Form 10-Q and other reports filed with the SEC. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common shares to decline and you may lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

Risks Related to this Offering and to our Common Shares

We may experience fluctuations in market value.

The market price of publicly-traded securities is affected by many variables not directly related to our corporate performance, including the markets in which we are traded, the strength of the economy generally, the global economic situation and outlook, the availability and attractiveness of alternative investments, and the breadth of the public market for the securities. The effect of these and other factors on the market price of our securities in the future cannot be predicted.

Our securities could be subject to large price and volume volatility.

Market prices for the securities of biotechnology companies have historically been highly volatile. Our securities have and may continue to experience extreme price and volume volatility that may result in losses to shareholders. Accordingly, the trading price of our securities could be subject to wide fluctuations in response to a variety of factors including announcement of material events such as changes relating to new or improved technology, drug safety concerns and other general and industry-specific economic conditions.

Additionally, the securities markets in the United States have recently experienced a high level of price and volume volatility. It is expected that such fluctuations in volume and price will continue to occur which may make it difficult for a shareholder to sell our securities at a price equal to or above the price at which they were purchased.

Due to the relatively small size of our public float, our securities may experience extreme price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our securities.

In addition to the risks described elsewhere in this prospectus, we may be subject to extreme volatility that is unrelated to the underlying performance of our business. We have a relatively small public float due to the ownership percentage of our executive officers, directors and significant shareholders. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, our securities may be subject to rapid and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. For example, since our initial public offering in November 2024, our common shares have traded at a range with a high price of $8.94 on May 20, 2025 and a low price of $1.45 on December 29, 2025. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of our securities.

In addition, if the trading volumes of our securities are low, persons buying or selling in relatively small quantities may easily influence prices of our securities. This low volume of trades could also cause the price of our securities to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our securities may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our securities. As a result of this volatility, investors may experience losses on their investment in our securities. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our securities will be sustained. If an active market in our securities is not sustained, holders of our securities may be unable to readily sell the securities they hold or may not be able to sell their securities at all.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Sales of a significant number of our common shares in the public markets, or the perception that such sales could occur, could depress the market price of our common shares.

Pursuant to a standby equity purchase agreement dated February 10, 2025 (the "SEPA") with YA II PN, Ltd. ("Yorkville"), Yorkville may sell up to $15 million of our common shares. In addition, our ATM provides that we may sell up to $15.3 million of our common shares. In addition, subject to compliance with applicable securities laws, our officers, directors and significant shareholders may sell some or all of their common shares in the future. Sales of a substantial number of our common shares in the public markets could depress the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common shares would have on the market price of our common shares.

We will need to raise additional financing in the future and our shareholders may experience substantial dilution in the value of their investment if we issue additional shares of our capital stock.

To raise additional capital, we may in the future sell additional common shares or other securities convertible into or exchangeable for our common shares at prices that are lower than the prices paid by existing shareholders, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders, which could result in substantial dilution to the interests of existing shareholders. In addition, to the extent that outstanding warrants or options are exercised, new options or other equity awards are issued under our equity incentive plan, or we issue additional shares in the future, including pursuant to our SEPA and our ATM, shareholders may experience further dilution.

We have in the past, and may in the future, issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common shares as to distributions and in liquidation, which could negatively affect the value of our common shares.

We have in the past, and may in the future as well,  attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, guarantees, preferred shares, hybrid securities, or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common shares. Because our decision to incur debt and issue securities in future offerings may be influenced by market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings or debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

If our common shares are delisted, market liquidity for our common shares could be severely affected and our shareholders' ability to sell their our common shares could be limited. A delisting of our common shares from Nasdaq would negatively affect the value of our common shares. A delisting of our common shares could also adversely affect our ability to obtain financing for our operations and could result in the loss of confidence in our Company.

We have no history of paying, and do not intend to pay, dividends on our common shares, so any returns will be substantially limited to the value of our common shares.

To date, we have not paid any dividends on our outstanding common shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on our common shares in the foreseeable future. Any decision to pay dividends on our shares will be made at the discretion of our board of directors and will depend on our earnings, financial requirements and other conditions existing at such time. In addition, our ability to pay dividends is, and may in the future be, limited by our indebtedness and by covenants of any current or future indebtedness we incur. As a result, you may not receive any return on an investment in our common shares unless you sell our common shares for a price greater than that which you paid for it.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Sales of our common shares by the Selling Shareholder or by our other existing shareholders could cause the price of our securities to decline.

Upon the exercise of the Private Warrants, the Selling Shareholder may sell up to 4,020,000 common shares from time to time. In addition, subject to compliance with applicable securities laws, our officers, directors and significant shareholders may sell some or all of their common shares in the future. No prediction can be made as to the effect, if any, such future sales of our common shares will have on the market price of our securities prevailing from time to time. However, the future sale of a substantial number of common shares by the Selling Shareholder or by other such persons or the perception that such sales could occur, could cause the price of our securities to decline.

We may issue, without shareholder approval, preferred shares that have rights and preferences potentially superior to those of our common shares.

Our articles permit the issuance of an unlimited number of preferred shares (the "Medicus Preferred Shares") in one or more series. Medicus Preferred Shares are entitled to priority over our common shares with respect to the distribution of our assets in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary. Subject to any applicable regulatory approvals, our board of directors may set the rights and preferences of any series of Medicus Preferred Shares in its sole discretion without shareholder approval. The rights and preferences of those Medicus Preferred Shares may be superior to those of our common shares. Accordingly, the issuance of Medicus Preferred Shares may adversely affect the rights of holders of our common shares.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common shares, the price of our securities could decline.

The trading market for our securities could be influenced by research and reports that industry and/or securities analysts may publish about us, our business, the market or our competitors. We do not have any control over these analysts and cannot assure that such analysts will cover us or provide favorable coverage. If any of the analysts who may cover our business change their recommendation regarding our common shares adversely, or provide more favorable relative recommendations about our competitors, the share price would likely decline. If any analysts who may cover our business were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the share price or trading volume to decline.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

USE OF PROCEEDS

This prospectus relates to our common shares that may be offered and sold from time to time by the Selling Shareholder upon the exercise from time to time of Private Warrants. All of the common shares offered by the Selling Shareholder pursuant to this prospectus will be sold by the Selling Shareholder for its own account. We will not receive any of the proceeds from these sales. However, we may receive up to $8,040,000 in aggregate gross proceeds from the exercise of Private Warrants from time to time by the Selling Shareholder. This prospectus does not relate to the exercise of such Private Warrants.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF COMMON SHARES

Pursuant to this prospectus, the Selling Shareholder is offering up to 4,020,000 common shares. For information relating to the material terms of the Company's common shares, please see "Description of Share Capital" contained in Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

SELLING SHAREHOLDER

This prospectus relates to the offer and sale from time to time by the Selling Shareholder of up to 4,020,000 common shares issuable upon the exercise from time to time of the Private Warrants by the Selling Shareholder. We are registering the common shares being offered by this prospectus pursuant to the provisions of the Warrant Inducement Agreement we entered into with the Selling Shareholder on December 5, 2025. The participation of the Selling Shareholder in the filing of this prospectus is not an indication of such Selling Shareholder's intention to sell its common shares at any particular time or in any particular amount, or at all.

As used in this prospectus, the term "Selling Shareholder" means Armistice Capital Master Fund Ltd., a Cayman Islands exempted company, and the pledgees, donees, transferees, assignees, successors, designees, and others who later come to hold any of the Selling Shareholder's interest in the common shares other than through a public sale.

The table below presents information regarding the Selling Shareholder and the common shares under this prospectus. This table is prepared based on information supplied to us by the Selling Shareholder and reflects holdings as of January 8, 2026. The number of common shares in the column entitled "Maximum Number of Common Shares Being Offered" represents all of the common shares being offered for sale by the Selling Shareholder under this prospectus. The Selling Shareholder may sell some, all, or none of the shares being offered for sale in this offering. We do not know how long the Selling Shareholder will hold the shares before selling them, and we are not aware of any existing arrangements between the Selling Shareholder and any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common shares being offered for sale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act and includes common shares with respect to which the Selling Shareholder has sole or shared voting and investment power. The percentage of common shares beneficially owned by the Selling Shareholder prior to the offering shown in the table below is based on an aggregate of 25,176,303 common shares outstanding on January 8, 2026.

We have determined beneficial ownership in accordance with the rules of the SEC.

	Number of Common Shares Beneficially Owned		Maximum Number of Common Shares Being Offered(2)	Common Shares Beneficially Owned After the Offered Common Shares Are Sold
Name of Selling Shareholder	Number(1)	Percent		Number(3)	Percent
Armistice Capital, LLC (4)	4,020,000	16.0%	4,020,000	-	-

(1) Represents 4,020,000 common shares underlying Private Warrants we issued to the Selling Shareholder in consideration for entering into the Warrant Inducement. The number of common shares represented as being beneficially owned does not give effect to the Beneficial Ownership Limitation (as defined in the Private Warrant) which prohibits the Selling Shareholder from exercising Private Warrants if, immediately after giving effect to the issuance of common shares issuable upon exercise of the Private Warrants, the Selling Shareholder's beneficial ownership would equal or exceed 4.99% (or, upon election, 9.99%) of the issued and outstanding common shares.

(2) Represents 4,020,000 common shares underlying Private Warrants we issued to the Selling Shareholder in consideration for entering into the Warrant Inducement Agreement.

(3) Assumes the sale of all common shares being offered pursuant to this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

(4) The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the "Master Fund"), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC ("Armistice Capital"), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital.  The Private Warrants are subject to a beneficial ownership limitation of 4.99% (or, upon election, 9.99%), which such limitation restricts the Selling Shareholder from exercising that portion of the Private Warrants that would result in the Selling Shareholder and its affiliates owning, after exercise, a number of common shares in excess of the beneficial ownership limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

PLAN OF DISTRIBUTION

This Registration Statement relates to the sale from time to time of up to 4,020,000 common shares, issuable from time to time upon the exercise of 4,020,000 Private Warrants.

The Selling Shareholder, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares on any stock exchange, market or trading facility on which the Company's common shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholder may use any one or more of the following methods when disposing of the common shares:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for their account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• short sales effected after the date this Registration Statement became effective with the SEC;

• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

• broker-dealers may agree with the Selling Shareholder to sell a specified number of such common shares at a stipulated price per common share;

• any combination of the foregoing; or

• any manner permitted under applicable law.

The Selling Shareholder may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this Registration Statement. The Selling Shareholder also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Registration Statement.

In connection with the sale of the common shares, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The Selling Shareholder may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the common shares offered by this Registration Statement, which common shares such broker-dealer or other financial institution may resell pursuant to this Registration Statement (as supplemented or amended to reflect such transaction).

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

In addition, the Selling Shareholder may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to this Registration Statement. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution.

The Selling Shareholder reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the common shares to be made directly or through agents. The Company will not receive any of the proceeds from this Offering by the Selling Shareholder.

The Selling Shareholder and any underwriters, broker-dealers or agents that participate in the sale of the common shares may be "underwriters" within the meaning of Section 2(11) of the Securities Act.

Any discounts, commissions, concessions or profit they earn on any sale of the common shares may be underwriting discounts and commissions under the Securities Act. If the Selling Shareholder is an "underwriter" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We know of no existing arrangements between the Selling Shareholder or any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common shares offered by this prospectus.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement, or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of common shares offered by this prospectus by the Selling Shareholder, including with respect to any compensation paid or payable by the Selling Shareholder to any brokers, dealers, underwriters, or agents that participate in the distribution of such shares by the Selling Shareholder, and any other related information required to be disclosed under the Securities Act.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the common shares covered by this prospectus by the Selling Shareholder.

We have advised the Selling Shareholder that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.

We have agreed with the Selling Shareholder to keep the Registration Statement effective until the Selling Shareholder no longer owns any Private Warrants or common shares issued pursuant to exercise of the Private Warrants.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

LEGAL MATTERS

The validity of the issuance of the securities offered hereby and certain other legal matters as to Canadian law will be passed upon for us by Bennett Jones LLP, Toronto, Canada. Certain legal matters governed by U.S. law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

EXPERTS

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the securities was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the Company or its subsidiaries. Nor was any such person connected with the Company or any of its subsidiaries as a promoter, managing or principal underwriters, voting trustee, director, officer or employee.

The consolidated balance sheets of the Company and its subsidiaries as of December 31, 2024, and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated by reference herein which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. Such financial statements have been incorporated by reference herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated balance sheets of the Company and subsidiaries as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the year then ended, have been audited by MNP LLP, independent registered public accounting firm, as stated in their report which is incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available on the SEC's website at http://www.sec.gov. We also make available free of charge on our website at http://www.medicuspharma.com all materials that we file electronically with the SEC.

As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available through the SEC's website.

INFORMATION INCORPORATED BY REFERENCE

In this prospectus, we "incorporate by reference" certain information that is filed with the SEC, which means that we can disclose important information to you by referring you to that information. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents have been filed by us with the SEC and are incorporated by reference into this prospectus:

  our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 28, 2025, and the related Amendment to our Annual Report on Form 10-K, as filed with the SEC on April 30, 2025;
  our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed with the SEC on May 12, 2025;

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

  our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, as filed with the SEC on August 11, 2025;
  our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, as filed with the SEC on November 14, 2025;
  our Current Reports on Form 8-K, as filed with the SEC on February 11, 2025, March 11, 2025, March 20, 2025, March 25, 2025, April 28, 2025, May 5, 2025, June 2, 2025, June 5, 2025, June 20, 2025, June 23, 2025, June 30, 2025, July 3, 2025, July 14, 2025, July 23, 2025, July 30, 2025, August 4, 2025, August 22, 2025, September 2, 2025, September 12, 2025, September 18, 2025, October 17, 2025, November 14, 2025, December 1, 2025,  December 8, 2025 and December 30, 2025; and
  the description of our securities contained in Exhibit 4.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 28, 2025, and any amendment or report filed for the purpose of updating such description.

Additionally, all documents and reports that we file with the SEC (other than any portion of such filings that are furnished under applicable SEC rules rather than filed) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") from the date of this prospectus until the completion of the offering under this prospectus shall be deemed to be incorporated in this prospectus by reference. The information contained on or accessible through our website (http://www.medicuspharma.com) is not incorporated into this prospectus.

You may request a copy of these filings, other than an exhibit to these filings unless we have specifically included or incorporated that exhibit by reference into the filing, from the SEC as described under "Where You Can Find More Information" or, at no cost, by writing or telephoning the Company at the following address:

Medicus Pharma Ltd.
Attention: Corporate Secretary
300 Conshohocken State Rd., Suite 200

W. Conshohocken, PA 19428

madesso@medicuspharma.com

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with different information. We do not take responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Up to 4,020,000 Common Shares

PROSPECTUS

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following statement sets forth the expenses and costs expected to be incurred by the Company in connection with the distribution of its securities being registered in this registration statement.

SEC registration fee	$	*
Transfer agent's fees and expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous fees and expenses	$	*
Total	$	*

________________
* To be filed by amendment.

Item 15. Indemnification of Directors and Officers.

Under the Business Corporations Act (Ontario), or the OBCA, the registrant may indemnify a present or former director or officer or a person who acts or acted at the registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by that individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the registrant or other entity; provided that the individual acted honestly and in good faith with a view to the best interests of the registrant or, as the case may be, to the best interests of such other entity and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual's conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. An individual is entitled to indemnification from the registrant as a matter of right if the individual was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and the individual fulfilled the conditions set forth above. Under the OBCA, the registrant may advance money to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above, but the individual must repay the money if the individual does not fulfil the conditions set forth above.

In accordance with and subject to the OBCA, the by-laws of the registrant provide for indemnification of a director or officer of the registrant, a former director or officer of the registrant, or a person who acts or acted at the registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the registrant or other entity, if he acted honestly and in good faith with a view to the best interests of the registrant or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the registrant's request.

The directors and officers of the registrant are covered by directors' and officers' insurance policies.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Item 16. Exhibits.

Exhibit No.	Description
2.1#	Amended and Restated Business Combination Agreement, dated May 12, 2023, by and among the Registrant, RBx Capital LP, SkinJect, Inc. and the Shareholders of SkinJect, Inc. (incorporated by reference from Exhibit 2.1 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
2.2	Amendment No. 1 to Amended and Restated Business Combination Agreement, dated May 18, 2023, by and among the Registrant, RBx Capital LP, SkinJect, Inc. and the Shareholders of SkinJect, Inc. (incorporated by reference from Exhibit 2.2 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
2.3	Amendment No. 2 to Amended and Restated Business Combination Agreement, dated August 29, 2023, by and among the Registrant, RBx Capital LP, SkinJect, Inc. and the Shareholders of SkinJect, Inc. (incorporated by reference from Exhibit 2.3 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
2.4*#	Share Exchange Agreement, dated June 29, 2025, by and between Medicus Pharma Ltd., Antev Limited and each of the securityholders of Antev Limited party thereto (incorporated by reference from Exhibit 2.1 to Amendment No. 1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 3, 2025)
2.5*#	Deed of Variation, dated August 1, 2025, relating to that certain Securities Exchange Agreement, dated June 29, 2025, by and between Antev Limited, the Antev Vendors' Representatives and Medicus Pharma Ltd. (incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 2, 2025)
2.6*#	Further Deed of Variation, dated August 15, 2025, relating to that certain Securities Exchange Agreement, dated June 29, 2025, by and between Antev Limited, the Antev Vendors' Representatives and Medicus Pharma Ltd. (incorporated by reference from Exhibit 2.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 2, 2025)
3.1	Articles of Incorporation of Medicus Pharma Ltd. (incorporated by reference from Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
3.2	Articles of Amendment of Medicus Pharma Ltd., effective as of September 29, 2023 (incorporated by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
3.3	Articles of Amendment of Medicus Pharma Ltd., effective as of October 28, 2024 (incorporated by reference from Exhibit 3.4 to the Registrant's Registration Statement on Form F-1, filed with the SEC on October 29, 2024)
3.4	Articles of Amendment of Medicus Pharma Ltd., effective as of August 8, 2025 (incorporated by reference from Exhibit 3.2 to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2025)

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description
3.5	Bylaws of Medicus Pharma Ltd. (incorporated by reference from Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2025)
4.1	Warrant Agency Agreement, dated November 15, 2024 by and between Medicus Pharma Ltd. and Odyssey Transfer and Trust Company, as warrant agent (incorporated by reference from Exhibit 99.3 to the Registrant's Form 6-K, furnished to the SEC on November 18, 2024)
4.2	Public Warrant (incorporated by reference from Exhibit 99.4 to the Registrant's Form 6-K, furnished to the SEC on November 18, 2024)
4.3	Regulation A Warrant (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on March 11, 2025)
4.4	Warrant Agency Agreement, dated March 10, 2025, by and between the Registrant and Odyssey Transfer and Trust Company, as Warrant Agent (incorporated by reference from Exhibit 4.3 to the Registrant's Current Report on Form 8-K, filed with the SEC on March 11, 2025)
4.5	Form of Subscription Agreement (incorporated by reference from Exhibit 4.8 to the Company's Registration Statement on Form S-1, filed with the SEC on May 27, 2025)
4.6*	June 2030 Warrant (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on June 2, 2025)
4.7*#	Warrant Agency Agreement, dated June 2, 2025, by and between Medicus Pharma Ltd. and Odyssey Transfer and Trust Company, as warrant agent (incorporated by reference from Exhibit 4.3 to the Registrant's Current Report on Form 8-K, filed with the SEC on June 2, 2025)
4.8	Form of Private Warrant (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 14, 2025)
4.9	Debenture (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 18, 2025)
4.10	Form of Series C Private Warrant (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on December 8, 2025)
4.11	Form of Series D Private Warrant (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on December 8, 2025)
5.1	Form of Opinion of Bennett Jones LLP
10.1†	Exclusive License Agreement, dated April 29, 2016, by and between the University of Pittsburgh - Of the Commonwealth System of Higher Education and SkinJect, Inc. (incorporated by reference from Exhibit 10.1 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description
10.2	First Amendment to Exclusive License Agreement, dated February 26, 2020, by and between the University of Pittsburgh - Of the Commonwealth System of Higher Education and SkinJect, Inc. (incorporated by reference from Exhibit 10.2 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
10.3	Second Amendment to Exclusive License Agreement, dated April 23, 2024, by and between the University of Pittsburgh - Of the Commonwealth System of Higher Education and Medicus Pharma Ltd. (incorporated by reference from Exhibit 6.3 to the Registrant's Offering Statement on Form 1-A, filed with the SEC on February 14, 2025)
10.4†	Clinical Trial Agreement, dated December 3, 2021, by and between SkinJect, Inc., The Trustees of Columbia University in the City of New York, the New York and Presbyterian Hospital and Faramarz Samie, M.D. (incorporated by reference from Exhibit 10.4 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
10.5+	Medicus Pharma Ltd. Equity Incentive Plan (as amended) (incorporated by reference from Exhibit 4.6 to the Registrant's Registration Statement on Form S-8, filed with the SEC on November 14, 2024)
10.6+	Amended and Restated Employment Agreement, dated December 2, 2024, by and between Medicus Pharma Ltd. and James P Quinlan (incorporated by reference from Exhibit 6.6 to the Registrant's Offering Statement on Form 1-A, filed with the SEC on February 14, 2025)
10.7+	Employment Agreement, dated November 14, 2024, by and between Medicus Pharma Ltd. and Faisal Mehmud (incorporated by reference from Exhibit 6.7 to the Registrant's Offering Statement on Form 1-A, filed with the SEC on February 14, 2025)
10.8+	Amended and Restated Employment Agreement, dated December 2, 2024, by and between Medicus Pharma Ltd. and Edward Brennan (incorporated by reference from Exhibit 6.8 to the Registrant's Offering Statement on Form 1-A, filed with the SEC on February 14, 2025)
10.9+	Management Agreement, dated October 18, 2023, by and between Medicus Pharma Ltd. and RBx Capital, LP (incorporated by reference from Exhibit 10.9 to the Registrant's Registration Statement on Form F-1, filed with the SEC on May 29, 2024)
10.10	Standby Equity Purchase Agreement, dated as of February 10, 2025, by and between Medicus Pharma Ltd. and YA II PN, LTD. (incorporated by reference from Exhibit 1.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on February 11, 2025)
10.11	Form of Warrant Inducement Agreement (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on July 14, 2025)
10.12+	Employment Agreement, dated June 13, 2025, by and between Medicus Pharma Ltd. and Andrew Smith (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed with the SEC on August 11, 2025)
10.13	Securities Purchase Agreement, by and between Medicus Pharma Ltd. and YA II PN, Ltd., dated September 17, 2025 (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 18, 2025).
10.14	Global Guaranty Agreement, by and among the subsidiaries of Medicus Pharma Ltd. set forth in Schedule I thereto, dated September 17, 2025 (incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 18, 2025).
10.15	Form of Warrant Inducement Agreement (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on December 8, 2025)

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit No.	Description
10.16	Equity Distribution Agreement, dated as December 29, 2025, among Medicus Pharma Ltd., Maxim Group LLC and Yorkville Securities, LLC (incorporated by reference to Exhibit 1.1 of the Company's registration statement on Form S-3, filed with the SEC on December 29, 2025)
23.1α	Consent of EisnerAmper LLP
23.2α	Consent of MNP LLP
23.3	Form of Consent of Bennett Jones LLP (included in Exhibit 5.1)
24.1α	Powers of Attorney (included in the signature page to this Registration Statement)
107α	Filing fee table

_________________________

α To be filed by amendment.

+ Indicates a management contract or compensatory plan.

* Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

# Schedules and certain other private or confidential information (as indicated therein) have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

† Certain private or confidential information (as indicated therein) have been redacted pursuant to Item 601(a)(6) of Regulation S-K.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Filing Fee" table in the effective registration statement.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of W. Conshohocken, State of Pennsylvania, on                                      , 2026.

MEDICUS PHARMA LTD.

By:
Name: Dr. Raza Bokhari Title: Executive Chairman and Chief Executive Officer

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Raza Bokhari, Carolyn Bonner or Maryann Adesso, or any of them, with full power to act alone, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date
	Executive Chairman and Chief Executive Officer (Principal Executive Officer)	, 2026
Dr. Raza Bokhari
	President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2026
Carolyn Bonner
	Director	, 2026
Dr. Larry Kaiser
	Director	, 2026
Robert J. Ciaruffoli
	Director	, 2026
William L. Ashton
	Director	, 2026
Barry Fishman

	Director	, 2026
Dr. Sara R. May

	Director	, 2026
Hon. Cathy McMorris Rodgers

	Director	, 2026
Ajay Raju

	Director	, 2026
Patrick J. Mahaffy

CONFIDENTIAL TREATMENT REQUESTED BY MEDICUS PHARMA LTD.
PURSUANT TO 17 C.F.R. SECTION 200.83

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Medicus Pharma Ltd. in the United States on                                    , 2026.

MEDICUS PHARMA, INC.

By:
Name: Dr. Raza Bokhari Title: Chief Executive Officer